EXHIBIT 5

Reinhart Boerner Van Deuren s.c.
1000 N. Water Street
Milwaukee, WI 53202
Phone: (414) 298-1000
Fax: (414) 298-8097

May 9, 2017

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304

Re:   Registration Statement on Form S-8 for 2017 Stock Plan

Ladies and Gentlemen:

We are providing this opinion in connection with the Registration Statement of Sensient Technologies Corporation, a Wisconsin corporation (the "Company"), on Form S-8 (the "Registration Statement"), filed under the Securities Act of 1933, as amended (the "Act"), with respect to the proposed sale by the Company of up to 1,800,000 shares of common stock, $.10 par value per share (the "Shares"), pursuant to the provisions of the Sensient Technologies Corporation 2017 Stock Plan (the "Plan").

We have examined (1) the Registration Statement; (2) the Company's Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, in each case as amended to date; (3) the Plan; (4) the corporate proceedings relating to the adoption of the Plan, the issuance of the Shares and the organization of the Company; and (5) such other documents and records as we have deemed necessary in order to render this opinion.  In rendering this opinion, we have relied as to certain factual matters on certificates of officers of the Company and of state officials.

Based upon the foregoing, it is our opinion that the Shares, when issued as and for the consideration contemplated by the Registration Statement and the Plan, will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an Exhibit to the Registration Statement.  In giving this consent, we do not admit that we are "experts" within the meaning of section 11 of the Act, or that we come within the category of persons whose consent is required by section 7 of the Act.

Yours very truly,

REINHART BOERNER VAN DEUREN s.c.

BY /s/ Eric P. Hagemeier

Eric P. Hagemeier